Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The Bank of New York Mellon Corporation

	Quarter Ended
(dollar amounts in millions)	March 31, 2009	March 31, 2008

Earnings
Income from continuing operations before income taxes	$507	$1,110
Fixed charges, excluding interest on deposits	158	303

Income from continuing operations before income taxes and fixed charges, excluding interest on deposits	665	1,413
Interest on deposits	77	615

Income from continuing operations before income taxes and fixed charges including interest on deposits	$742	$2,028

Fixed charges
Interest expense, excluding interest on deposits	$129	$274
One-third net rental expense (a)	29	29

Total fixed charges, excluding interest on deposits	158	303
Interest on deposits	77	615

Total fixed charges, including interests on deposits	$235	$918

Earnings to fixed charges ratios
Excluding interest on deposits	4.21	4.66
Including interest on deposits	3.16	2.21

(a)	The proportion deemed representative of the interest factor.